UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FOXO Technologies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

351471107
(CUSIP Number)

August 1, 2023
(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471107
(1)	Names of reporting persons: GWG Wind Down Trust
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 4,646,698
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 4,646,698

(9)	Aggregate amount beneficially owned by each reporting person: 4,646,698
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 9.4% (Based on 49,293,392 shares issued and outstanding as of July 28, 2023)
(12)	Type of reporting person: OO

CUSIP No. 351471107
(1)	Names of reporting persons: Elizabeth C. Freeman, solely in her capacity as trustee of GWG Wind Down Trust
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 0
	(6)	Shared voting power: 4,646,698
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 4,646,698

(9)	Aggregate amount beneficially owned by each reporting person: 4,646,698
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 9.4% (Based on 49,293,392 shares issued and outstanding as of July 28, 2023)
(12)	Type of reporting person: IN

Item 1(a) Name of issuer.

FOXO Technologies Inc.

Item 1(b) Address of issuer’s principal executive offices.

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

Item 2(a) Name of person filing.

This Statement is filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	GWG Wind Down Trust

(ii)	Elizabeth C. Freeman, solely in her capacity as trustee of GWG Wind Down Trust

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of each Reporting Person is PO Box 61209, 700 Smith St., Houston, TX 77208-1209.

Item 2(c) Citizenship or place of organization.

GWG Wind Down Trust is a liquidating trust created under the laws of the state of Texas. Ms. Freeman is a citizen of the United States of America.

Item 2(d) Title of class of securities.

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP Number.

351471107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On April 20, 2022, GWG Holdings, Inc. (“GWG”) and certain of its subsidiaries (together with GWG, the “Debtors”) filed a voluntary petition for reorganization under chapter 11 of title 11 of the U.S. Bankruptcy Code in the Bankruptcy Court (the “Court”) for the Southern District of Texas. On June 20, 2023, the Court entered an order confirming the Debtors’ Further Modified Second Amended Joint Chapter 11 Plan (the “Plan”) which was to be effective as soon as all conditions precedent to the Plan were satisfied or waived as set forth therein.

On August 1, 2023 (the “Effective Date”), all conditions precedent to the occurrence of the effective date as set forth in the Plan were satisfied or waived and the Plan became effective. On the Effective Date, in accordance with the Plan, all shares of FOXO Technologies Inc. owned by the Debtors were transferred to GWG Wind Down Trust.

As of August 11, 2023, GWG Wind Down Trust is the record holder of 4,646,698 shares of Class A Common Stock, par value $0.0001 per share of FOXO Technologies Inc., representing 9.4% of the class of securities based on 49,293,392 shares issued and outstanding as of July 28, 2023. Ms. Elizabeth C. Freeman, as the sole trustee of GWG Wind Down Trust, may be deemed to have beneficial ownership of the securities directly held by GWG Wind Down Trust. Ms. Freeman disclaims beneficial ownership of such shares.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, each Reporting Person certifies that, to the best of its or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

GWG Wind Down Trust

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman
Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.0001 par value per share, of FOXO Technologis Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 11, 2023.

GWG WIND DOWN TRUST

By:	/s/ Elizabeth C. Freeman
Title:	Trustee

ELIZABETH C. FREEMAN, solely in her
capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman